EXHIBIT 99.1

Banro Corp’s Twangiza Mine Pours First Gold in the Democratic
Republic of the Congo

–	Following 24 months of construction and development, Twangiza has become the first new commercial gold mine in the DRC in over half a century

–	Banro is expected to ramp up production during Q4 2011, and achieve an annual output of some 120,000 ounces of gold in 2012

Toronto, Canada – October 11, 2011 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") is pleased to announce first gold production at its wholly-owned Twangiza gold mine in South Kivu province, Democratic Republic of the Congo (“DRC”). Twangiza is Banro’s first gold mine along the 210 km Twangiza-Namoya gold belt where the Company has to date delineated five projects within the 13 fully licensed mining concessions.

“Once we had taken the decision in mid-2009 to commence construction of the oxide project at Twangiza, we embarked on an extremely aggressive development schedule that was designed to get this Company into cash before the end of 2011,” commented CEO, Simon Village. “The fact that we have completed this objective on a tight time and capital schedule is a true testament to the dedication and experience of all of our management and staff in the DRC, as well as the unwavering support and commitment of the executive and board, and the support provided by the Federal and Provincial levels of Government, and local administrations within the Twangiza area.  This significant milestone is something that the whole South Kivu Province should be proud of and not only marks the first new commercial gold mine in the DRC for over 50 years, but it demonstrates what can be achieved when all stakeholders work together.”

The Twangiza oxide plant will process the oxide portion of the Twangiza ore body which is expected to recover over 1 million ounces of gold over a seven year period, and will provide the platform to finance the planned growth in gold oxide production through similar low capital expenditure, high value oxide projects along the belt.

To this end, construction preparation has already commenced at Namoya, Banro’s second gold project that is scheduled for production in the first quarter of 2013. Two other projects, Lugushwa and Kamituga, are also envisaged to contribute to the planned growth of gold oxide production along this belt.

Additional information with respect to the Company’s Twangiza oxide gold project is contained in the technical report of SENET dated March 9, 2011 (as revised on March 24, 2011) and entitled "Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo".

Qualified Person
Gary Chapman, the Company’s Vice President, Operations and a “qualified person” (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canada-based gold mining company focused on production from the Twangiza oxide mine and development of four additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.  Led by a proven management team with extensive gold and African experience, Banro’s plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt and a second project at Twangiza to mine the sulphide portion of the resource.  Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of  future gold production, revenue, cash flow and costs, estimated project economics, mineral reserve and mineral resource estimates, potential mineralization, potential mineral resources, potential mineral reserves, projected timing of future gold production and the Company's exploration and development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral reserves or mineral resources; there is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2011 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman and CEO, United Kingdom, Tel: +44 1959 575 039; Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Canada, or Naomi Nemeth, Investor Relations, Toronto, Ontario, Canada, Tel: (416) 366-2221 or 1-800-714-7938.